Exhibit 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$576.4	$1,150.0	$614.7	$1,215.1	$891.6
Add (deduct):
Fixed charges	455.1	338.7	258.2	273.5	301.6
Distributed income of equity method investees	46.1	26.4	27.4	13.3	30.6
Capitalized interest	(13.8)	(6.1)	(5.6)	(11.6)	(12.2)

Earnings available for fixed charges (a)	$1,063.8	$1,509.0	$894.7	$1,490.3	$1,211.6

Fixed charges:
Interest expense	$381.5	$278.6	$208.0	$219.7	$246.0
Capitalized interest	13.8	6.1	5.6	11.6	12.2
One third of rental expense(1)	59.8	54.0	44.6	42.4	43.4

Total fixed charges (b)	$455.1	$338.7	$258.2	$273.5	$301.6

Ratio of earnings to fixed charges (a/b)	2.3	4.5	3.5	5.4	4.0

(1)	Considered to be representative of interest factor in rental expense.